(212) 818-8881                                              (212) 818-8696
                                                             email address
                                                       smoalemzadeh@graubard.com

                                November 3, 2006

Ms. Michele M. Anderson
Legal Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

     Re:  Juniper Partners Acquisition Corp.
          Form S-4
          Filed September 21, 2006
          File No. 333-137515

Dear Ms. Anderson:

     On behalf of Juniper Partners Acquisition Corp. ("Company" or "Juniper"),
we respond as follows to the Staff's comment letter dated October 21, 2006 relating to the above-captioned Form S-4 ("proxy statement/prospectus").
Captions and page references herein correspond to those set forth in Amendment
No. 1 to the proxy statement/prospectus, a copy of which has been marked with the changes from the original filing of the proxy statement/prospectus. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Mr.
Derek Swanson. Please note that we are sending supplementally to Mr. Swanson a marked version of the section entitled "The Merger Proposal" to indicate the changes made to such section, as we have replaced the entire section in
Amendment No. 1 to the proxy statement/prospectus and in the Edgar format the entire section appears marked as new text. Please also note that, for the
Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

GENERAL

1.   PLEASE FILE THE ENTIRETY OF ALL MATERIAL AGREEMENTS OTHER THAN THE EXHIBITS
     FILED PURSUANT TO ITEM 601(b)(2) OF REGULATION S-K, INCLUDING, ALL
     SCHEDULES AND EXHIBITS TO EACH AGREEMENT. FOR EXAMPLE, WE NOTE THAT YOUR
     COMPANY HAS NOT FILED THE ENTIRETY OF THE AGREEMENT WITH INTELSAT,
     INCLUDING ANNEXES A THROUGH E. IN ADDITION, PLEASE PROVIDE US WITH COPIES
     OF EXHIBITS G AND I TO THE MERGER AGREEMENT TO FACILITATE OUR REVIEW.

     The requested exhibits have been filed under Amendment No. 1 to Form S-4 and we are sending Mr. Swanson Exhibits G and I to the Agreement and Plan of
Merger with Firestone Communications, Inc. ("Firestone").

2.   ADVISE US OF THE BASIS FOR YOUR ASSERTION THAT THE SHARES TO BE ISSUED TO
     FIRESTONE STOCKHOLDERS WHO ARE ALSO AFFILIATES OF FIRESTONE WILL BE "FREELY
     SALEABLE," AS INDICATED IN THE RISK FACTOR ON PAGE 32. IN YOUR RESPONSE TO
     THIS COMMENT, AND WITH A VIEW TOWARDS FURTHER DISCLOSURE, PLEASE TELL US
     WHETHER YOU INTEND THE FORM S-4 TO COVER THE RESALE OF THE SECURITIES TO BE
     RECEIVED BY FIRESTONE STOCKHOLDERS IN THE MERGER. WE MAY HAVE FURTHER
     COMMENTS UPON REVIEW OF YOUR RESPONSE.

     We have corrected the risk factor on page 29 of the proxy
statement/prospectus to indicate that the shares to be issued to the Firestone stockholders are freely saleable except for those shares issued to Firestone affiliates. Such affiliates will be subject to certain resale restrictions under
Rule 145 promulgated under the Securities Act of 1933, as amended, and all certificates representing such shares shall bear an appropriate restrictive legend. These restrictions are acknowledged by Firestone in section 1.12 of the
Agreement and Plan of Merger. The resale of the securities to be received by
Firestone stockholders in the merger will not be covered by this Form S-4.

3.   WE NOTE THAT FIRESTONE'S SHAREHOLDERS ARE ENTITLED TO RECEIVE WARRANTS TO
     PURCHASE UP TO 2,000,000 SHARES OF JUNIPER COMMON STOCK, DEPENDENT UPON
     FIRESTONE'S ACHIEVEMENT OF REVENUE AND SUBSCRIBER TARGETS IN 2007 AND 2008.
     PLEASE PROVIDE US WITH YOUR LEGAL ANALYSIS OF WHY THE RIGHT TO RECEIVE
     THESE WARRANTS DOES NOT CONSTITUTE A "SECURITY" WITHIN THE MEANING OF
     SECTION 2(a)(1) OF THE SECURITIES ACT, INCLUDING CITATIONS TO COMMISSION
     RELEASES, NO-ACTION LETTERS, ETC. ALTERNATIVELY, REVISE THE REGISTRATION
     STATEMENT TO REGISTER THE RIGHT TO RECEIVE THE WARRANTS SEPARATE FROM THE
     REGISTRATION OF THE WARRANTS THEMSELVES.

     A security is defined in Section 2(a)(1) of the Securities Act of 1933, as amended, to include any warrant or "right to subscribe to or purchase" any of the instruments otherwise included within the definition of a security (for instance, capital stock of a company). The reference to a "right" is typically viewed as an instrument giving existing stockholders the privilege of purchasing pro rata, in a public offering, securities the issuer is selling (otherwise

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

commonly known as a "rights offering"). See Disclosure and Remedies Under the
Securities Laws, Arnold S. Jacobs, 2006 Thomson/West, Section 9:84. The key,
however, to determining whether an instrument is a security is to look at the
"economic substance of the transaction." (Securities Regulation, Louis Loss,
Joel Seligman, Third Edition, 927, citing Landreth Timber Co. v. Landreth, 471
U.S. 681, 690 (1985)).

     With respect to the Company, if Firestone achieves the pre-designated revenue and subscriber targets in 2007 and 2008, Firestone stockholders will be issued warrants to purchase up to 2,000,000 shares of the Company's common stock. Firestone stockholders need not subscribe to or purchase anything to receive the warrants. They have no investment decision to make in the future in order to receive the warrants since their investment decision is being made now, pursuant to this proxy/prospectus). Instead, if the targets are met, such stockholders are automatically issued the warrants. Accordingly, the "right" to receive such warrants is not the type of economic instrument meant to be included within the definition of a security under the Securities Act. Instead, the warrants and the underlying common stock are the only securities that would necessitate registration under the Securities Act.

     Furthermore, we direct the Staff to the Division of Corporation Finance,
Manual of Publicly Available Telephone Interpretations (July 1997),
Interpretation 48. Interpretation 48 dealt with an issuer that intended to use
Form S-4 to register common stock to be issued in a merger transaction. The merger agreement contained a contingency clause, which could require the payment of additional consideration in the form of notes to the shareholders of the acquired company two years after the merger, if the price of the issuer's stock should decline. The Staff determined that contingent notes should be included in the S-4, as they are also being offered at the time of the merger vote, but said nothing regarding the need to register to the rights to receive such notes. We believe the present situation is substantially similar to such situation in that the Agreement and Plan of Merger has a contingency clause, which my require that
2,000,000 warrants be issued to the Firestone stockholders upon Firestone's achievement of certain revenues in 2007 and 2008. Such warrants are being offered to the Firestone stockholders at the time of the merger vote and are being registered on the S-4; but, similar to the situation described in
Interpretation 48, we have not registered the right to receive the warrants.

     Accordingly, we respectfully believe that no revision to the proxy statement/prospectus is required.

4.   PLEASE COMPLY WITH ALL OF OUR COMMENTS ON THE FORM S-4, AS APPLICABLE, IN
     ALL FUTURE PERIODIC REPORTS.

     The Staff's comment is duly noted.

PROSPECTUS COVER PAGE

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

5.   REVISE TO IDENTIFY THE PERCENTAGE OF OUTSTANDING JUNIPER PARTNERS COMMON
     SHARES THAT THE FIRESTONE SHAREHOLDERS ARE EXPECTED TO HOLD AFTER THE
     MERGER IS COMPLETED, ASSUMING THAT NO HOLDERS OF JUNIPER CLASS B COMMON
     STOCK EXERCISE THEIR REDEMPTION RIGHTS AS WELL AS THAT HOLDERS OF 19.99% OF
     THE CLASS B COMMON STOCK ELECT TO REDEEM THEIR SHARES. SIMILARLY REVISE
     THROUGHOUT THE DOCUMENT WHERE YOU REFER TO THE RESPECTIVE OWNERSHIP
     PERCENTAGES.

     We have revised the prospectus cover page and the sections entitled
"Summary of the Proxy Statement/Prospectus - Merger Consideration" and "The
Merger Proposal - General Description of the Merger" on page 12 and 39 of the proxy statement/prospectus to indicate that, upon consummation of the merger,
Firestone stockholders will hold 45% of the outstanding Juniper common shares, assuming no conversion rights are exercised.

6.   DISCLOSE PROMINENTLY THAT THE VALUE OF THE MERGER CONSIDERATION THAT
     FIRESTONE SHAREHOLDERS WILL RECEIVE IS CURRENTLY UNKNOWN AND MAY BE LESS
     THAN THE CURRENT MARKET VALUE OF JUNIPER PARTNERS STOCK. ALSO DISCLOSE THE
     DOLLAR VALUE OF THE CONSIDERATION TO BE PAID IN THE MERGER BASED ON THE
     CLOSING PRICE OF YOUR CLASS B COMMON STOCK ON THE DATE OF THE ACQUISITION
     AGREEMENT AND AS OF THE MOST RECENT DATE PRACTICABLE.

     Pursuant to our conversation with Mr. Swanson on October 26, 2006, we have revised the cover page of the proxy statement/prospectus to disclose that the value of the merger consideration that Firestone stockholders will receive is currently unknown because it may vary, depending on the market value of
Juniper's Class B common stock and warrants. We have also disclosed the dollar value of the merger consideration based on the closing price of Juniper's Class
B common stock and warrants as of August 15, 2006, the date of the Agreement and
Plan of Merger and as of the record date. We will complete the calculation for the record date once such date is determined.

7.   PLEASE REVISE THE COVER PAGE AND FORM OF PROXY TO CLEARLY INDICATE THAT THE
     PROXY STATEMENT AND PROXY CARD ARE PRELIMINARY COPIES. SEE RULE
     14A-6(e)(1).

     We have revised the cover page and form of proxy to indicate the proxy statement/prospectus and proxy card are preliminary copies.

8.   DISCLOSE HERE, IN THE Q&A ON PAGE 7, AND IN THE SECTION "MERGER
     CONSIDERATION" ON PAGE 56, THE NUMBER OF SHARES OF FIRESTONE COMMON STOCK
     THAT WILL BE EXCHANGED FOR EACH SHARE OF JUNIPER COMMON STOCK ON A PER
     SHARE BASIS. ALSO DISCLOSE THE NUMBER OF JUNIPER SHARES THAT WILL BE HELD
     IN ESCROW FOR EVERY SHARE OF FIRESTONE COMMON STOCK TO BE EXCHANGED IN THE
     MERGER.

     In connection with SEC Comment No. 11 below, we have removed this question on page 7 of the proxy statement/prospectus. However, we have disclosed that
4.41 shares of Firestone stock will be exchanged for each share of Juniper common stock on the cover page and in the

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

section entitled "The Merger Agreement - Merger Consideration" on page 61 of the proxy statement/prospectus. We have also disclosed that 10% of such shares will be placed into escrow on the cover page and in the sections entitled "Summary of the Proxy Statement - Escrow Agreement - Indemnification of Juniper" and "The
Merger Agreement - Escrow Agreement" on pages 13 and 61.

9.   REMOVE THE UNNECESSARY PARENTHETICAL DEFINITIONS FROM YOUR COVER PAGE AND
     THROUGHOUT THE PROSPECTUS.

     We have removed the unnecessary parenthetical definitions throughout the proxy statement/prospectus.

SUMMARY OF THE MATERIAL TERMS OF THE MERGER, PAGE 1

10.  IDENTIFY THE "SIGNING STOCKHOLDERS" BY NAME THE FIRST TIME YOU REFERENCE
     THE TERM.

     We have revised the cover page of the proxy statement/prospectus to identify the Signing Stockholders.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS, PAGE 3

11.  THE LENGTH OF THIS SECTION AND THE SUMMARY SECTION SHOULD BE SIGNIFICANTLY
     REDUCED. WE NOTE THAT YOU CURRENTLY REPEAT INFORMATION IN YOUR Q&A SECTION
     AND YOUR SUMMARY SECTION. THE Q&A SHOULD NOT REPEAT ANY INFORMATION THAT
     APPEARS IN THE SUMMARY, AND VICE VERSA. FOR PURPOSES OF ELIMINATING
     REDUNDANCIES AND GROUPING LIKE INFORMATION TOGETHER, PLEASE VIEW YOUR Q&A
     AND SUMMARY AS ONE SECTION. FURTHER, PLEASE LIMIT THE DISCUSSION IN THE
     QUESTION AND ANSWERS SECTION TO SHORT, CLEAR ANSWERS TO MATERIAL PROCEDURAL
     QUESTIONS, LEAVING BRIEF SUMMARIES OF THE MATERIAL SUBSTANTIVE ASPECTS OF
     THE PROPOSALS FOR YOUR SUMMARY SECTION. IN ADDITION, IT IS UNNECESSARY TO
     INCLUDE TWO SUMMARY SECTIONS AS YOU DO BEGINNING ON PAGES 1 AND 13. WE MAY
     HAVE ADDITIONAL COMMENTS, AFTER REVIEWING THE REVISIONS TO YOUR Q&A AND
     SUMMARY SECTIONS.

     We have removed repetition in the section entitled "Questions and Answers about the Proposals" pursuant to the Staff's request. We have provided a summary term sheet in addition to the summary section because we believe that this is required by Item 14(b)(1) and Item 1001 of Regulation M-A and because we believe that it provides worthwhile and informative disclosure to the reader.

12.  REVISE THE ANSWER TO "HOW DO THE JUNIPER INSIDERS INTEND TO VOTE THEIR
     SHARES?" TO QUANTIFY THE PERCENTAGE OF SHARES ALREADY COMMITTED TO APPROVAL
     OF THE MERGER PROPOSAL AND THE OTHER PROPOSALS TO BE VOTED UPON BY
     SHAREHOLDERS. ALSO PROVIDE A BRIEF STATEMENT COMPARING THE PERCENTAGE OF
     OUTSTANDING SHARES ENTITLED TO VOTE HELD BY

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

     JUNIPER'S EXECUTIVE OFFICERS, DIRECTORS AND THEIR AFFILIATES AND THE VOTE
     REQUIRED FOR APPROVAL OF EACH PROPOSAL. SEE ITEM 3(h) OF FORM S-4.

     In connection with SEC Comment No. 11 above, we have removed this question on page 7 of the proxy statement/prospectus. Pursuant to our conversation with
Mr. Swanson on October 26, 2006, we wish to advise the Staff that we currently state in the sections entitled "Juniper Inside Stockholders" on pages 12 and 38 that only one Juniper Inside Stockholder was issued shares of common stock prior to Juniper's initial public offering ("IPO"). Only Class B common stock may vote on the merger proposal. No other Juniper Inside Stockholders own common or Class
B common stock. Accordingly, we have not revised the proxy statement/prospectus in connection with this comment.

13.  REVISE THE ANSWER TO "IF MY JUNIPER SHARES ARE HELD IN STREET NAME, WILL MY
     BROKER, BANK OR NOMINEE AUTOMATICALLY VOTE MY SHARES FOR ME?" TO CLARIFY
     WHETHER THESE ENTITIES MAY NOT GIVE DISCRETIONARY PROXIES ONLY WITH RESPECT
     TO THE PROPOSALS RELATING TO THE MERGER OR WHETHER THIS RESTRICTION RELATES
     TO ALL OF THE PROPOSALS.

     We currently indicate in the section entitled "Questions and Answers about the Proposals" on page 7 of the proxy statement/prospectus that a stockholder's broker, bank or nominee cannot vote such stockholder's shares unless instructions are provided. As all of the proposals are contingent on the approval of the merger, all proposals are considered nondiscretionary and cannot be voted on by a broker, bank or nominee without specific instructions from the stockholder. We have revised the language to state that a broker, bank or nominee cannot vote a stockholder's shares on any proposal without instructions from the stockholder.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS, PAGE 13

GENERAL

14.  PLEASE HIGHLIGHT AT THE FRONT OF THE SUMMARY:

     o    FIRESTONE'S ACCUMULATED DEFICIT;

     o    ITS HISTORY OF NET OPERATING LOSSES;

     o    ITS SIGNIFICANT DECREASE IN REVENUES AND INCREASE IN NET OPERATING
          LOSSES WHEN COMPARING THE SIX MONTHS ENDED JUNE 30, 2005 AND JUNE 30,
          2006;

     o    THE SUBSTANTIAL DOUBTS ABOUT FIRESTONE'S ABILITY TO CONTINUE AS A
          GOING CONCERN, AS RAISED IN FOOTNOTE B TO FIRESTONE'S FINANCIAL
          STATEMENTS (PLEASE NOTE THAT YOU SHOULD ALSO INCLUDE APPROPRIATE RISK
          FACTOR AND MD&A DISCLOSURE ABOUT THIS FACT); AND

     o    THE LEVEL OF FIRESTONE'S INDEBTEDNESS, BRIEFLY IDENTIFYING THE
          AFFILIATES OF FIRESTONE THAT ORIGINATED THE DEBT OWED BY FIRESTONE,
          QUANTIFYING THE PRINCIPAL AND INTEREST RATE OWED ON THAT DEBT, AND
          DISCLOSING THE DURATION OF THE DEBT.

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

     We have revised the section entitled "Questions and Answers about the
Proposals" to include the requested disclosure, as we believe the negative factors should be in the Questions and Answers section to balance the positive factors that are already disclosed. We have included a risk factor regarding
Firestone's ability to continue as a going concern and also provided disclosure in "Firestone's Management's Discussion and Analysis on page ____. We believe the disclosure of the level of Firestone's indebtedness and the related disclosure belongs in the section entitled Firestone's Management's Discussion and Analysis of Financial Condition and Results of Operations. We have revised such section to include the disclosure on page 124 of the proxy statement/prospectus.

ESCROW AGREEMENT -- INDEMNIFICATION OF JUNIPER, PAGE 17

15.  DISCLOSE HERE, AND IN OTHER RELEVANT SECTIONS OF THE PROXY
     STATEMENT/PROSPECTUS, THE NUMBER OF SHARES THAT WILL BE HELD IN THE ESCROW
     ACCOUNT. FURTHER, REVISE TO CLARIFY WHETHER THOSE SHARES ARE IN ADDITION TO
     THE SHARES THAT WILL BE PART OF THE DOWNWARD ADJUSTMENT MECHANISM THAT IS
     TRIGGERED IF FIRESTONE HAS A CERTAIN LEVEL OF TRADE PAYABLES.

     The number of shares to be held in escrow will be 10% of the number of shares issued at the closing. However, we cannot disclose how many shares will be held in escrow because the number of shares that will be issued to the
Firestone stockholders at closing can be anywhere between 2,500,000 and
2,800,000 shares (due to a potential downward adjustment of up to 300,000 shares based upon Firestone's trade payables at the time of closing). As the adjustment will be made at the closing, the number of shares held in escrow can be determined only upon closing. We have revised the Section entitled "Escrow
Agreement - Indemnification of Juniper on pages 13 and 61 to indicate the foregoing.

TERMINATION, AMENDMENT AND WAIVER, PAGE 22

16.  YOUR DISCLOSURE HERE SUGGESTS THAT THE MATERIAL CONDITIONS TO THE MERGER,
     OTHER THAN THE 20% CONVERSION CONDITION, MAY BE WAIVED BY EITHER FIRESTONE
     OR JUNIPER. DISCLOSE WHETHER IT IS THE INTENT OF JUNIPER'S BOARD TO
     RESOLICIT SHAREHOLDER APPROVAL OF THE MERGER IF EITHER PARTY WAIVES A
     MATERIAL CONDITION. WE BELIEVE THAT RESOLICITATION IS GENERALLY REQUIRED
     WHEN COMPANIES WAIVE MATERIAL CONDITIONS TO A MERGER AND SUCH CHANGES IN
     THE TERMS OF THE MERGER RENDER THE DISCLOSURE THAT YOU PREVIOUSLY PROVIDED
     TO SHAREHOLDERS MATERIALLY MISLEADING.

     We have revised the section entitled "Termination, Amendment and Waiver" on page 19 of the proxy statement/prospectus to disclose that Juniper's board of directors will resolicit stockholder approval of the merger if either party waives a material condition to the merger agreement and such changes in the terms of the merger render the disclosure previously provided materially misleading.

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

17.  DISCLOSE ANY FEES PAYABLE BY EITHER JUNIPER OR FIRESTONE UPON TERMINATION
     OF THE MERGER AGREEMENT.

     There are no fees payable by either Juniper or Firestone upon termination of the merger agreement. Accordingly, we have made no revisions to the proxy statement/prospectus.

SPECIAL MEETING OF JUNIPER STOCKHOLDERS, PAGE 37

PROXY SOLICITATION COSTS, PAGE 40

18.  ACCORDING TO DISCLOSURE IN THIS SECTION, YOU NOT ONLY MAY SOLICIT PROXIES
     BY MAIL, BUT ALSO BY TELEPHONE OR "OTHER ELECTRONIC MEANS." REVISE TO
     CLARIFY THE NATURE OF THE "OTHER ELECTRONIC MEANS." ALSO NOTE THAT ALL
     WRITTEN SOLICITING MATERIALS, INCLUDING ANY SCRIPTS USED IN SOLICITING
     PROXIES OVER THE TELEPHONE, E-MAIL CORRESPONDENCE, AND INFORMATION POSTED
     ON THE INTERNET, MUST BE FILED UNDER THE COVER OF SCHEDULE 14A. SEE
     EXCHANGE ACT RULE 14A-6(b) AND (c). PLEASE CONFIRM YOUR UNDERSTANDING OF
     THESE REQUIREMENTS IN YOUR RESPONSE.

     We have revised the section entitled "Special Meeting of Juniper
Stockholders - Proxy Solicitation" on page 38 of the proxy statement to clarify the nature of the "other electronic means." We confirm our understanding of Rule
14a-6(b) and (c).

THE MERGER PROPOSAL, PAGE 41

GENERAL DESCRIPTION OF THE MERGER, PAGE 41

19.  IN AN APPROPRIATE LOCATION IN THE DOCUMENT, DISCLOSE THE CURRENT AMOUNT OF
     TRADE PAYABLES THAT FIRESTONE CURRENTLY OWES. IN ADDITION, EXPLAIN THE
     MECHANICS OF THE ADJUSTMENT MECHANISM. FOR EXAMPLE, QUANTIFY THE AMOUNT OF
     TRADE PAYABLES THAT MUST EXIST IN ORDER FOR THE DOWNWARD ADJUSTMENT
     MECHANISM TO BE TRIGGERED. AS ANOTHER EXAMPLE, EXPLAIN HOW THE DOWNWARD
     ADJUSTMENT MECHANISM WILL VARY BASED ON THE LEVEL OF TRADE PAYABLES.

     We have revised the section entitled "The Merger Proposal - General
Description of the Merger" on page 39 of the proxy statement/prospectus to disclose the current amount of trade payables that Firestone owes and to explain that the adjustment of shares is equal to 20% of the difference between the dollar amount of all accounts payable of Firestone and the dollar amount of accounts payable of Firestone due that are no more than 30 days old. For example, if Firestone has $2,000 of accounts payable, $1,000 of which are accounts payable that are no more than 30 days old, the downward adjustment would equal 200 shares ($2,000 - $1,000 multiplied by 20%). If all of
Firestone's accounts payable are less than 30 days old, there would be no adjustment of shares.

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

BACKGROUND OF THE MERGER, PAGE 41

20.  IN THE SECOND PARAGRAPH ON PAGE 42, SPECIFY THE TERMS AND DISCLOSE THE
     AMOUNT OF CONSIDERATION THAT WAS SET FORTH IN THE LETTER OF INTENT SIGNED
     ON MARCH 28, 2006. IDENTIFY AND QUANTIFY THE VALUE OF FIRESTONE'S CURRENT
     AND PROJECTED SUBSCRIBER BASE, ITS PHYSICAL FACILITIES, AND ITS REVENUE
     GENERATING CAPABILITIES. FURTHER, EXPAND YOUR DISCUSSION TO CLARIFY HOW THE
     BOARD "ARRIVED AT" THE CONSIDERATION THAT JUNIPER OFFERED IN THE LETTER OF
     INTENT.

     We have revised the section entitled "Background of the Merger" on page 40 of the proxy statement/prospectus to provide the requested disclosure.

21.  PLEASE PROVIDE MORE INSIGHT INTO THE REASONS FOR AND NEGOTIATIONS BEHIND
     MANAGEMENT'S DECISIONS REGARDING THE ULTIMATE AMOUNT AND FORM OF MERGER
     CONSIDERATION, AND THE REVISIONS OF THE MERGER AGREEMENT TO PROVIDE FOR A
     DOWNWARD ADJUSTMENT MECHANISM AND PERFORMANCE PAYMENTS IN THE EVENT CERTAIN
     SUBSCRIBER AND REVENUE TARGETS ARE MET. AS AN EXAMPLE, EXPLAIN HOW THE
     PARTIES DETERMINED THE PARTICULAR NUMBER OF SHARES AND WARRANTS TO BE
     ISSUED TO FIRESTONE'S SECURITY HOLDERS. ALSO EXPLAIN HOW THE PARTIES
     DETERMINED THE SPECIFIC SUBSCRIBER AND REVENUE TARGETS AND THE AMOUNT OF
     WARRANTS ISSUABLE IF FIRESTONE ATTAINS THESE TARGETS.

     We have revised the section entitled "Background of the Merger" on page 41 of the proxy statement/prospectus to provide the requested disclosure.

22.  EXPLAIN HOW YOUR EVALUATION OF THE "MORE THAN 50 TARGET COMPANIES" LED YOU
     TO FOCUS ON FIRESTONE AND THE THREE OTHER COMPANIES WITH WHICH YOU ENTERED
     INTO LETTERS OF INTENT. REGARDING THE THREE OTHER COMPANIES, CLARIFY WHY
     THOSE BUSINESSES DID NOT PROVE TO BE ATTRACTIVE TARGETS AS COMPARED TO
     FIRESTONE. PROVIDE AN EXPANDED DISCUSSION OF WHY THE "TIMING OF THEIR
     AUDITS" WAS THE PRIMARY REASON FOR TERMINATING THE LETTERS OF INTENT
     ENTERED INTO WITH TWO OF THE THREE COMPANIES, AND WHY THE GROWTH PROSPECTS
     OF THE THIRD COMPANY WERE NOT AS ATTRACTIVE AS THOSE OF FIRESTONE.

     We have revised the section entitled "Background of the Merger" on page 40 of the proxy statement/prospectus to provide the requested disclosure.

23.  PLEASE PROVIDE US WITH COPIES OF THE INDUSTRY AND FINANCIAL DATA AND
     APPRAISAL PREPARED BY HOLT MEDIA GROUP, AS WELL AS THE ENGAGEMENT LETTER
     ENTERED INTO WITH HOLT MEDIA. REVISE "JUNIPER'S BOARD OF DIRECTORS' REASONS
     FOR THE APPROVAL OF THE MERGER" TO EXPLAIN HOW THE BOARD CONSIDERED THE
     MATERIALS PREPARED BY HOLT MEDIA AND TO WHAT EXTENT THOSE MATERIALS
     FACTORED INTO THE BOARD'S CONCLUSION THAT THE NEGOTIATED TERMS OF THE
     TRANSACTION ARE FAIR TO JUNIPER AND ITS STOCKHOLDERS. IN ADDITION, ADVISE
     US WHY HOLT MEDIA'S APPRAISAL DOES NOT CONSTITUTE A "REPORT, OPINION OR
     APPRAISAL MATERIALLY RELATING TO THE TRANSACTIONS WITHIN THE MEANING OF
     ITEM 4(b) OF FORM S-4. ALTERNATIVELY, PROVIDE ALL OF THE DISCLOSURE ABOUT
     THE APPRAISAL THAT IS REQUIRED BY ITEM 4(b) OF FORM

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

     S-4 AND ITEM 1015(b) OF REGULATION M-A. WE MAY HAVE FURTHER COMMENTS UPON
     REVIEW OF YOUR RESPONSE AND THE REQUESTED MATERIALS.

     A copy of the appraisal prepared by Holt Media is being sent to Mr.
Swanson. We have revised the section now entitled "Factors considered by
Juniper's Board of Directors" on page 44 to provide the requested disclosure, including the information that is required by Item 4(b) of Form S-4 and Item
1015(b) of Regulation M-A

24.  REVISE TO DESCRIBE KPMG'S PRESENTATIONS TO THE BOARD, INCLUDING ANY
     FORECASTS AND ANALYSES REGARDING FIRESTONE'S GROWTH PROSPECTS AND THE
     VALUATION OF THE TARGET COMPANY, AND PROVIDE US WITH COPIES OF THE
     MATERIALS KPMG PRESENTED TO THE BOARD AND THE ENGAGEMENT LETTER ENTERED
     INTO WITH KPMG. ALSO ADVISE US WHY KPMG'S PRESENTATIONS AND REPORTS DO NOT
     CONSTITUTE A "REPORT, OPINION OR APPRAISAL MATERIALLY RELATING TO THE
     TRANSACTION" UNDER ITEM 4(b) OF FORM S-4 OR PROVIDE ALL OF THE DISCLOSURE
     ABOUT ITS PRESENTATIONS AND REPORTS THAT IS REQUIRED BY ITEM 4(b) OF FORM
     S-4 AND ITEM 1015(b) OF REGULATION M-A. WE MAY HAVE FURTHER COMMENTS UPON
     REVIEW OF YOUR RESPONSE AND THE REQUESTED MATERIALS.

     We have revised the section entitled "Background of the Merger" on page 41 of the proxy statement/prospectus to provide the requested disclosure. We respectfully advise the Staff that KPMG's presentation does not constitute a
"report, opinion or appraisal materially relating to the transaction" under Item
4(b) of Form S-4, as KPMG's report is financial due diligence and does not relate to the fairness of the consideration to be paid in the merger.

25.  FILE CONSENTS BY SMH, HOLT MEDIA AND KPMG AS EXHIBITS TO THE FORM S-4.

     We refer the Staff to SMH's fairness opinion filed as Annex E to the proxy statement/prospectus, which contains SMH's consent. We are filing the SMH fairness opinion as Exhibit No. 99.1 and the Holt Media consent as Exhibit 99.2 to Amendment No. 1 to the S-4. Pursuant to our response to comment 24, no consent of KMPG is necessary.

JUNIPER'S BOARD OF DIRECTORS' REASONS FOR THE APPROVAL OF THE MERGER, PAGE 43

26.  DISCLOSE ALL FINANCIAL PROJECTIONS EXCHANGED BETWEEN JUNIPER AND FIRESTONE
     AND ALL FIRESTONE PROJECTIONS REVIEWED BY JUNIPER'S ADVISORS, OR ADVISE US
     WHY THEY ARE NOT MATERIAL. FOR EXAMPLE, INCLUDE IN THE PROXY
     STATEMENT/PROSPECTUS THE FIRESTONE FINANCIAL AND SUBSCRIBER BASE
     PROJECTIONS THAT THE BOARD REVIEWED. ALSO, DISCLOSE THE BASES FOR AND THE
     NATURE OF THE MATERIAL ASSUMPTIONS UNDERLYING THE PROJECTIONS. FURTHERMORE,
     DISCUSS WHETHER THE FIRESTONE FINANCIAL PROJECTIONS WERE BASED IN PART ON
     THE COMPANY'S RESULTS OF OPERATIONS AFTER DECEMBER 31, 2005, AND IF NOT,
     WHAT CONSIDERATION THE BOARD GAVE TO OBTAINING REVISED PROJECTIONS BASED ON
     THESE RESULTS.

     We have revised the section now entitled "Factors Considered by Juniper's
Board of Directors" on page 42 of the proxy statement/prospectus to provide the requested disclosure.

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

27.  WE NOTE THAT, AMONG OTHER FACTORS, THE BOARD CONSIDERED FIRESTONE'S HIGH
     POTENTIAL FOR FUTURE GROWTH IN SUBSCRIBERS AND REVENUES, AS WELL AS
     FIRESTONE'S COMPETITIVE POSITION. ELSEWHERE IN THE DOCUMENT, HOWEVER, YOU
     DISCLOSE THAT YOUR TARGET COMPANY MAY SOON FACE SIGNIFICANT COMPETITION
     FROM CHILDREN'S PROGRAMMING OFFERED BY TELEMUNDO (PAGE 29), THAT
     FIRESTONE'S NET OPERATING LOSSES INCREASED BY $694,636 WHEN COMPARING THE
     SIX MONTHS ENDED JUNE 30, 2005 AND 2006, AND THAT FIRESTONE'S REVENUES
     DECREASED FROM $4.62 MILLION FOR THE SIX MONTHS ENDED JUNE 30, 2005 TO $1.3
     MILLION FOR THE SIX MONTHS ENDED JUNE 30, 2006, LARGELY DUE TO THE LOSS OF
     A SIGNIFICANT CLIENT IN 2005. PLEASE REVISE TO DISCUSS HOW THE BOARD
     CONSIDERED THESE AND ANY OTHER POTENTIALLY NEGATIVE FACTORS IN CONNECTION
     WITH ITS DETERMINATION TO RECOMMEND THE APPROVAL OF THE MERGER AND ITS
     CONCLUSION THAT THE MERGER CONSIDERATION IS FAIR. SIMILARLY ADDRESS, UNDER
     "SATISFACTION OF 80% TEST," HOW THE FACTORS SET FORTH ABOVE IMPACTED THE
     BOARD'S ASSESSMENT OF THE VALUATION OF FIRESTONE AND THE DETERMINATION THAT
     THE FAIR MARKET VALUE OF THE TARGET IS 80% OF JUNIPER'S NET ASSETS AT THE
     TIME OF THE ACQUISITION.

     We have revised the section now entitled "Factors Considered by Juniper's
Board of Directors" on pages 43 and 44 of the proxy statement/prospectus to provide the requested disclosure.

SATISFACTION OF 80% TEST, PAGE 44

28.  REVISE THIS SECTION TO CLEARLY EXPLAIN THE BASIS FOR THE BOARD'S
     DETERMINATION THAT THE 80% TEST HAS BEEN MET, ASIDE FROM RELYING UPON SMH'S
     OPINION. IN OTHER WORDS, CLARIFY HOW THE BOARD MEMBERS USED THEIR
     "FINANCIAL SKILLS AND BACKGROUND" TO ASSESS THE VALUE OF FIRESTONE. TO THE
     EXTENT THE BOARD CONDUCTED ITS OWN FINANCIAL AND VALUATION ANALYSES, REVISE
     TO INCLUDE A REASONABLY THOROUGH DESCRIPTION OF THOSE ANALYSES.

     We have revised the section entitled "Satisfaction of 80% Test" on page 45 of the proxy statement/prospectus to provide the requested disclosure.

FAIRNESS OPINION, PAGE 45

29.  PROVIDE US WITH ANY ANALYSES, REPORTS, PRESENTATIONS, OR SIMILAR MATERIALS,
     INCLUDING PROJECTIONS AND BOARD BOOKS, PROVIDED TO OR PREPARED BY SMH IN
     CONNECTION WITH RENDERING ITS FAIRNESS OPINIONS. WE MAY HAVE FURTHER
     COMMENT UPON RECEIPT OF THESE MATERIALS. ALSO PROVIDE US WITH A COPY OF THE
     ENGAGEMENT LETTER WITH SMH.

     The requested information is being sent to Mr. Swanson.

30.  DISCLOSE ANY INSTRUCTIONS OR LIMITATIONS THE BOARD OF DIRECTORS OF JUNIPER
     PARTNERS PROVIDED TO SMH REGARDING THE FAIRNESS OPINIONS RATHER THAN
     REFERRING READERS TO THE OPINION LETTER FOR THIS INFORMATION. SEE ITEM
     1015(b)(3) OF REGULATION M-A.

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

     Juniper's board of directors did not provide any instructions or limitations to SMH regarding the fairness opinion. Accordingly, no revisions to the proxy statement/prospectus have been made.

31.  WE NOTE THE DISCLAIMERS BY SMH THAT "THIS PROJECTION WAS USED SOLELY IN
     CONNECTION WITH THE RENDERING OF SMH'S FAIRNESS OPINION AND INVESTORS
     SHOULD NOT RELY ON IT" (PAGE 48) AND "INVESTORS SHOULD NOT PLACE RELIANCE
     UPON SUCH PROJECTIONS, AS THEY ARE NOT NECESSARILY AN INDICATION OF WHAT
     JUNIPER'S REVENUES AND PROFIT MARGINS WILL BE IN THE FUTURE" (PAGE 49).
     WHILE IT MAY BE ACCEPTABLE TO INCLUDE QUALIFYING LANGUAGE CONCERNING
     SUBJECTIVE ANALYSES, IT IS INAPPROPRIATE TO DISCLAIM RESPONSIBILITY FOR
     STATEMENTS MADE IN THE DOCUMENT. INSTEAD, YOU MAY CAUTION READERS NOT TO
     "UNDULY" RELY OR PLACE "UNDUE CERTAINTY" ON THE PROJECTIONS. PLEASE REVISE.

     We have revised the section entitled "Fairness Opinion" on pages 49 and 52 to provide the requested disclosure.

FIRESTONE REVIEW, PAGE 47

32.  PLEASE REVISE TO EXPLAIN WHY SMH RELIED UPON RECORDED FIRESTONE REVENUES
     THAT ARE HIGHER THAN THE REVENUES ACTUALLY RECORDED IN FIRESTONE'S AUDITED
     FINANCIAL STATEMENTS. WHILE SMH NOTED THAT FIRESTONE'S REVENUES WERE $1.8
     MILLION FOR 2004 AND $6.9 MILLION IN 2005, THE ACTUAL RECORDED REVENUES FOR
     THOSE SAME PERIODS WERE $1.67 MILLION AND $6.75 MILLION, RESPECTIVELY.

     We have revised the section entitled "Fairness Opinion" on page 49 to provide the requested disclosure.

33.  CLARIFY WHETHER SMH TOOK INTO ACCOUNT FIRESTONE'S RESULTS OF OPERATIONS FOR
     THE SIX MONTHS ENDED JUNE 30, 2006 AND JUNE 30, 2005. DISCLOSE WHETHER SMH,
     WHEN PREPARING ITS VALUATION OF THE TARGET COMPANY, ASSESSED THE VOLATILITY
     IN THE GROWTH OF FIRESTONE'S REVENUES, THE LOSS OF A SIGNIFICANT CLIENT IN
     2005 AND THE RISK THAT FIRESTONE WOULD BE UNABLE TO SUSTAIN THE 304% RATE
     OF GROWTH OF ITS REVENUES DURING THE LAST TWO FISCAL YEARS.

     We have revised the section entitled "Fairness Opinion" on page 49 to provide the requested disclosure.

MERCER CONSIDERATION ANALYSIS, PAGE 48

34.  PLEASE EXPLAIN WHY SMH BASED THE INDICATIVE VALUE OF JUNIPER'S COMMON STOCK
     ON THE MARKET VALUE OF CLASS B COMMON STOCK RATHER THAN THE COMMON STOCK.
     FURTHER EXPLAIN HOW SMH SELECTED $5.05 PER SHARE AS THE MARKET VALUE OF THE
     CLASS B COMMON STOCK.

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

     We have revised the section entitled "Fairness Opinion" on page 49 to provide the requested disclosure.

35.  ALSO EXPLAIN WHY SMH ASSUMED THAT THE FULL ACCOUNTS PAYABLE ADJUSTMENT
     WOULD BE TAKEN AND ONLY UP TO 1.0 MILLION WARRANTS WOULD BE ISSUED RATHER
     THAN ASSUMING THE MAXIMUM NUMBER OF SECURITIES ISSUABLE IN THE MERGER WHEN
     CALCULATING THE INDICATIVE VALUE RANGE FOR THE MERGER CONSIDERATION.
     PROVIDE FURTHER DETAILS AS TO HOW THE FIRESTONE PROJECTIONS SUPPORTED THE
     DECISION TO ASSUME THAT ONLY UP TO 1.0 MILLION WARRANTS WOULD BE ISSUED. IN
     ADDITION, INDICATE THE VALUE THAT SMH ASSIGNED TO THE WARRANTS AND HOW IT
     DETERMINED SUCH VALUE.

     We have revised the section entitled "Fairness Opinion" on page 49 to provide the requested disclosure.

VALUATION OVERVIEW, PAGE 48

36.  CLARIFY HOW SMH DERIVED THE INDICATIVE ENTERPRISE VALUE OF FIRESTONE FROM
     THE VARIOUS METHODOLOGIES PRESENTED ON PAGES 48 TO 53. FOR INSTANCE, DID IT
     CALCULATE THE AVERAGE OF THE DIFFERENT VALUATIONS CONSIDERED, OR DID IT
     APPLY DIFFERING WEIGHTS TO THE VALUATIONS? ALSO EXPLAIN HOW SMH INCLUDED
     AND EXCLUDED THE PROJECTED RESULTS TO ARRIVE AT THE RANGE OF $14.1 MILLION
     TO $111.8MILLION. FURTHERMORE, EXPLAIN WHY THE ADVISOR DID NOT USE THIS
     SAME RANGE WHEN DETERMINING WHETHER FIRESTONE'S FAIR MARKET VALUE IS AT
     LEAST EQUAL TO 80% OF JUNIPER'S NET ASSETS. WE NOTE ON PAGE 53 THAT SMH
     ASSUMED THAT FIRESTONE'S FAIR MARKET VALUE "IS EQUIVALENT TO ITS EQUITY
     VALUE" OR "APPROXIMATELY $12.3 MILLION TO $110.0 MILLION."

     We have revised the section entitled "Fairness Opinion" on page 50 of the proxy statement/prospectus to provide the requested disclosure.

37.  WE NOTE THE RELATIVELY WIDE RANGES OF INDICATIVE ENTERPRISE VALUE AND
     EQUITY VALUE CALCULATED FOR FIRESTONE. DISCLOSE WHETHER THE JUNIPER BOARD
     CONSIDERED THE RELATIVE EXPANSE OF THESE RANGES IN REACHING ITS CONCLUSION
     OR IN DECIDING TO RELY UPON THE ADVISOR'S ANALYSIS.

     We have revised the section entitled "Fairness Opinion" on page 50 of the proxy statement/prospectus to disclose that Juniper's board considered the wide ranges of indicative enterprise value and equity value calculated for Firestone in deciding to rely upon SMH's analysis.

DISCOUNTED CASH FLOW ANALYSIS, PAGE 48

38.  PLEASE REVISE THE ENTIRETY OF THIS SECTION TO MORE THOROUGHLY EXPLAIN THE
     CALCULATIONS PERFORMED IN THE DISCOUNTED CASH FLOW ANALYSIS, AND TO DEFINE
     TERMS SUCH AS WEIGHTED AVERAGE COST OF CAPITAL, TERMINAL EXIT MULTIPLES,
     TERMINAL VALUES, PEER GROUP COST OF

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

     CAPITAL, EQUITY TO FIRM VALUE, AND DEBT TO FIRM VALUE. FOR EACH CALCULATION
     PERFORMED BY SMH, PLEASE CLEARLY EXPLAIN THE SIGNIFICANCE OF THE
     CALCULATION TO THE RESULTING VALUATION, AND THE BASIC MECHANICS OF THOSE
     CALCULATIONS. THE SAME REVISIONS SHOULD BE MADE TO THE SUBSECTIONS
     SUMMARIZING THE COMPARABLE COMPANY ANALYSIS, COMPARABLE TRANSACTION
     ANALYSIS, AND LIQUIDATION ANALYSIS.

     We have revised the section entitled "Fairness Opinion" on page 51 of the proxy statement/prospectus to disclose the requested information.

39.  EXPAND THIS SECTION TO BRIEFLY EXPLAIN HOW FREE CASH FLOW IS CALCULATED,
     AND TO DISCLOSE THE HISTORICAL LEVELS OF FREE CASH FLOW GENERATED BY
     FIRESTONE.

     We have revised the section entitled "Fairness Opinion" on page 51 of the proxy statement/prospectus to disclose the requested information.

40.  DISCLOSE FIRESTONE'S EBITDA FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND JUNE
     30, 2006, QUANTIFY THE RATE OF GROWTH FOR THE REMAINDER OF THE DECEMBER 31,
     2006 FISCAL YEAR THAT WOULD BE NECESSARY FOR FIRESTONE TO ACHIEVE THE
     CONSERVATIVE ESTIMATE OF THE RATE OF INCREASE IN EBITDA, AND DISCLOSE THE
     AMOUNT OF EBITDA THAT MUST BE EARNED FOR THE REMAINDER OF THE 2006 FISCAL
     YEAR IN ORDER FOR FIRESTONE TO GENERATE EBITDA THAT EQUALS 22.3% OF NET
     REVENUES.

     The disclosure at page 52 has been revised to clarify that comparisons of
EBITDA margins between Firestone projections and the projections applying conservative assumptions were only for 2010, the last year of projections. The disclosure as revised indicates that the EBITDA margins discussed, 63.1% and
22.3%, are for 2010, not for 2006. Note that the 2006 EBITDA margin is estimated by Firestone to be (14%).

41.  REVISE TO DESCRIBE KAGAN RESEARCH LLC'S FORECASTS AND ANALYSES REGARDING
     THE GROWTH PROSPECTS FOR ADVERTISING REVENUES, AND PROVIDE US WITH COPIES
     OF THE MATERIALS PREPARED BY KAGAN RESEARCH.

     We have revised the section entitled "Fairness Opinion" on page 51 of the proxy statement/prospectus to provide the requested disclosure. Copies of the materials prepared by Kagan Research LLC will be provided to Mr. Swanson.

42.  CLARIFY THE VALUES TO WHICH EACH OF THE DISCOUNT RATES CORRESPOND.

     We have revised the section entitled "Fairness Opinion" on page 52 of the proxy statement/prospectus to clarify the values to which each of the discount rates correspond.

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

COMPARABLE COMPANIES ANALYSIS, PAGE 50

43.  INCLUDE A MORE DETAILED SUMMARY OF THE ANALYSES PERFORMED, SUCH AS THE
     MULTIPLES, RANGES, MEANS/MEDIANS AND QUANTIFIED VALUES CALCULATED FOR THIS
     ANALYSIS AND THE COMPARABLE TRANSACTION ANALYSIS ON PAGE 51, AND PROVIDE
     MORE DETAILED EXPLANATIONS OF HOW THE IMPLIED ENTERPRISE VALUE RANGES WERE
     CALCULATED. ALSO ADDRESS THE USEFULNESS OF THESE ANALYSES GIVEN THAT A
     SUBSTANTIAL PORTION OF THE SELECTED COMPANIES DO NOT APPEAR TO BE
     SUFFICIENTLY COMPARABLE TO FIRESTONE.

     We have revised the section entitled "Fairness Opinion" on page 53 of the proxy statement/prospectus to disclose that such comparable companies are much larger in size and further along in their business development and that notwithstanding such differences, such companies provide data that is material to SMH's valuation because that they are cable programming companies with audiences and business models similar to those of Firestone. We wish to advise the Staff that no one analysis is taken independently as a measure of indicative valuation; rather, the combination of the various analysis are used to measure and estimate value.

COMPARABLE TRANSACTION ANALYSIS, PAGE 51

44.  DISCLOSE THE ANNOUNCEMENT DATES OF EACH TRANSACTION AND EXPLAIN WHY SMH
     CONSIDERED IT REASONABLE TO SELECT TRANSACTIONS ANNOUNCED AS FAR BACK AS
     SEVEN YEARS AGO. ALSO DISCLOSE HOW FIRESTONE'S HISTORICAL EARNINGS GROWTH
     AND PROJECTED GROWTH PROVIDED A REASONABLE BASIS FOR THE ADVISOR'S
     EXPECTATION THAT FIRESTONE WOULD BE VALUED SIMILARLY TO THE AVERAGE OF THE
     COMPARABLE TRANSACTIONS LISTED HERE.

     The inclusion of certain selected transactions dating back to April 1999 was determined to be of significance because the companies involved were experiencing growth in their respective niche of focus similar to that which
Hispanic channels are now experiencing. In addition, given the lack of information and small quantity of more current transactions to review, SMH believes that valuable information was obtained by extending backward the time period SMH used to calculate the transaction multiples. Consequently, SMH determined that the benefits of including such older transactions were of greater impact that the inherent disadvantages.

     The deletion of discussion of the Enterprise Value to LTM EBITDA multiples better reflects SMH's analysis, which emphasized valuation on a per subscriber basis of the Selected Cable Programming Acquisitions because Firestone's LTM
EBITDA is not positive, nor is it expected to become positive until 2007 and therefore not meaningful in such a comparison. Moreover, SMH believes that cable programming assets are fundamentally valued on the number of subscribers and value thereof, which is stated on page 56 of the proxy statement/prospectus. We wish to advise the Staff that although SMH did discuss with the Board EBITDA transaction multiple statistics from the Cable/Media Acquisitions, such multiples were not used in determining the valuation range. We have revised the proxy statement/prospectus on page 55 to disclose the foregoing.

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

LIQUIDATION ANALYSIS, PAGE 52

45.  DISCLOSE THE REPLACEMENT COST VALUATION BEFORE APPLYING ANY OF THE
     DISCOUNTS OR OTHER ADJUSTMENTS. EXPAND YOUR EXPLANATION OF HOW SMH SELECTED
     THE 40% AND 35% DISCOUNT RATES AS WELL AS THE OTHER ADJUSTMENTS MADE TO THE
     CALCULATION.

     The replacement cost valuation before the application of the 40% discount is the $10 million figure presented. After applying the 40% discount, SMH assumed $6.0 million in value attributable to the uplink and production facilities. We have revised the section entitled "Fairness Opinion" on page 57 of the proxy statement/prospectus to reflect the foregoing.

80% TEST, PAGE 53

46.  REVISE TO CLARIFY WHETHER SMH'S DETERMINATION OF THE "FAIR MARKET VALUE" OF
     FIRESTONE INCLUDED THE $3 MILLION IN FIRESTONE DEBT THAT WILL BE ASSUMED BY
     JUNIPER'S ACQUISITION SUBSIDIARY IN CONNECTION WITH THE MERGER. WE NOTE
     THAT SMH CALCULATED AN INDICATIVE VALUE RANGE FOR THE MERGER CONSIDERATION
     OF APPROXIMATELY $15.7 AND $16.0 MILLION, WHICH RANGE INCLUDED THE UP TO $3
     MILLION IN DEBT TO BE ASSUMED BY JUNIPER. WE MAY HAVE FURTHER COMMENTS UPON
     REVIEW OF YOUR RESPONSE.

     We have revised the section entitled "Fairness Opinion" on page 57 of the proxy statement/prospectus to disclose that Firestone's debt of $3.0 mm, without giving effect to its cash position, was not included in SMH's determination of
"fair market value" in order to produce the most conservative result in application of the 80% test, which requires a comparison to the book value of
Juniper's equity. Therefore, to remain true to this comparison, SMH did not include Firestone's net debt position in its determination of fair market value.
Inclusion of such amounts would have increased value attributed to Firestone in the analysis, moving comparative value further beyond the 80% threshold.

47.  DISCUSS WHY SMH UTILIZED JUNIPER'S STOCKHOLDERS' EQUITY AS OF MARCH 31,
     2006 RATHER THAN AS OF A DATE CLOSER TO AUGUST 11, 2006, THE DATE OF ITS
     OPINION. ALSO DISCLOSE JUNIPER'S STOCKHOLDERS' EQUITY AS OF A MORE RECENT
     DATE FOR PURPOSES OF COMPARISON.

     At the time of the fairness opinion, Juniper did not provide a more recent balance sheet to SMH. Juniper's stockholder's equity as of June 30, 2006 was the same as of March 31, 2006. It was estimated by Juniper that there would not be a material change in their book value between the time period of March 31, 2006 and a more recent date to the granting of the fairness opinion. We have revised the section entitled "Fairness Opinion" on page 57 of the proxy statement/prospectus to disclose Juniper's stockholders' equity as of June 30,
2006.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, PAGE 53

48.  PLEASE REMOVE ALL USES OF THE WORD "GENERALLY" FROM THE SUMMARIES OF THE
     TAX OPINION CONTAINED HERE AND ON PAGE 23, AND FROM THE TAX OPINION ITSELF
     WHEN THE WORD

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

     "GENERALLY" IS USED TO MODIFY A CONCLUSION OF COUNSEL ABOUT THE TAX
     CONSEQUENCES. IF DOUBT EXISTS BECAUSE OF A LACK OF AUTHORITY DIRECTLY
     ADDRESSING THE TAX CONSEQUENCES OR CONFLICTING AUTHORITY, COUNSEL MAY USE
     THE WORD "SHOULD" TO MAKE IT CLEAR THAT THE OPINION IS SUBJECT TO A DEGREE
     OF UNCERTAINTY, BUT COUNSEL MUST EXPLAIN WHY IT CANNOT GIVE A "WILL"
     OPINION AND DESCRIBE THE DEGREE OF UNCERTAINTY IN THE OPINION, AND YOU
     SHOULD PROVIDE RISK FACTOR DISCLOSURE SETTING FORTH THE RELATED RISKS TO
     INVESTORS.

     We have revised the section entitled "Material Federal Income Tax
Consequences of the Merger" on page 19 and beginning on page 58 of the proxy statement/prospectus to remove the word "generally" from the summaries of the tax opinion and from the tax opinion itself.

49.  WE NOTE ON PAGE 55 THAT THE TAX DISCUSSION IS INTENDED TO PROVIDE ONLY A
     GENERAL SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX
     CONSEQUENCES. PLEASE REVISE TO CONFIRM THAT THE SUMMARY DISCUSSION AND THE
     TAX OPINION ITSELF SET FORTH ALL MATERIAL INCOME TAX CONSEQUENCES ARISING
     OUT OF THE MERGER.

     We have revised the section entitled "Material Federal Income Tax
Consequences of the Merger" on pages 19 and 59 of the proxy statement/prospectus to confirm that the summary discussion and the tax opinion itself set forth all material income tax consequences arising out of the merger.

CONDITIONS TO CLOSING OF THE MERGER, PAGE 61

50.  DISCLOSE THE NATURE OF THE OPINIONS THAT MUST BE RECEIVED BY FIRESTONE AND
     JUNIPER. ADVISE US WHETHER THE PARTIES HAVE RECEIVED THESE OPINIONS AND
     WHETHER THE RESPECTIVE CONDITIONS ARE SATISFIED. IF NOT, INDICATE WHEN YOU
     EXPECT THE PARTIES TO RECEIVE THESE OPINIONS AND WHEN YOU WILL BE ABLE TO
     FILE THEM AS EXHIBITS TO THE FORM S-4. WE MAY HAVE FURTHER COMMENT UPON
     REVIEW OF YOUR RESPONSE.

     We have revised the section entitled "The Merger Agreement - Conditions to
Closing of the Merger agreement" on page 66 of the proxy statement/prospectus to disclose the nature of the opinions that must be received by Firestone and
Juniper. We advise you supplementally that the opinions will be received at the closing of the merger. Such opinions are being filed under Exhibit 2.1 to
Amendment No. 1 to Form S-4.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, PAGE 72

51.  WE NOTE IN THE FOURTH PARAGRAPH ON PAGE 72 THAT ADDITIONAL CONTINGENT
     CONSIDERATION MAY BE ISSUED TO FIRESTONE SHAREHOLDERS BASED ON THE
     ACHIEVEMENT OF CERTAIN FUTURE MILESTONES. DISCLOSE THE NATURE AND AMOUNT OF
     THE POSSIBLE ADDITIONAL CONSIDERATION AND DESCRIBE THE MILESTONES THAT
     WOULD TRIGGER ITS PAYMENT, AND ADVISE US. ALSO, IF THE FIRESTONE
     SHAREHOLDERS MAY RECEIVE ADDITIONAL SHARES OF JUNIPER COMMON STOCK,
     DISCLOSE THE PERCENTAGE OWNERSHIP THAT THE FORMER FIRESTONE SHAREHOLDERS
     WOULD HOLD IN JUNIPER IF ALL THE MILESTONES ARE MET AND ADVISE US.

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

     We have updated the disclosure in the section entitled "Unaudited Pro Forma
Condensed Consolidated Financial Statements" on pages 76 and 77 of the proxy statement/prospectus to describe in greater detail the additional warrant consideration which may earned by the Firestone stockholders upon the achievement of certain milestones and the impact on Firestone ownership of the combined company should the warrants be received and assumed exercised.

52.  WE NOTE ON PAGE 73, FOR PURPOSES OF VALUING THE FIRESTONE PURCHASE, YOU
     VALUE THE COMMON STOCK TO BE ISSUED BASED ON THE AVERAGE CLOSING PRICE OF
     JUNIPER'S CLASS B COMMON STOCK FOR A PERIOD OF TWO DAYS PRIOR TO AND TWO
     DAYS SUBSEQUENT TO THE DATE THE TERMS OF THE MERGER WERE AGREED TO AND
     ANNOUNCED. EXPLAIN TO US YOUR BASIS IN GAAP FOR VALUING THE TRANSACTION
     USING THE AVERAGE MARKET VALUE OF THE CLASS B COMMON STOCK RATHER THAN THE
     MARKET VALUE OF THE JUNIPER'S COMMON STOCK, THE EQUITY SECURITY TO BE
     ISSUED TO EFFECT THE BUSINESS COMBINATION. REFER TO PARAGRAPH 22 OF SFAS
     NO. 141.

     We have reviewed paragraph 22 of SFAS No. 141 "Business Combinations". The
Company used the average price per share of its Class B common stock because it believes that value of the Company's stock consideration to be given to the former Firestone stockholders in the acquisition is best represented by the trading price of the Class B common stock. In reaching this conclusion, the
Company considered the following: (a) that the Class B common stock's trading price is closely correlated with the Company's most significant asset (the approximately $15 million held in trust), (b) that 2,875,000 shares of Class B common stock are publicly traded, compared to only 548,100 publicly traded shares of common stock, (c) that only the holders of Class B common stock have the ability to vote and approve the Acquisition, and thus the publicly traded value of this security is most indicative of the Class B holders' perception of the value of the merger, and (d) that upon consummation of the merger all the
Class B common stock outstanding will automatically convert to common stock.
Accordingly we believe the value of the shares to be issued to effect the merger with the Firestone stockholders is closely correlated with the value of the
Company's Class B common stock.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET, PAGE 74

53.  REFER TO FOOTNOTE (c). CLARIFY IF THE LINE ITEM "PURCHASE PRICE IN EXCESS
     OF NET ASSETS ACQUIRED" IN YOUR PURCHASE PRICE ALLOCATION REPRESENTS
     GOODWILL. ADVISE US IF THE LINE ITEM ALSO INCLUDES THE APPARENT ACQUIRED
     INTANGIBLES SUCH AS PATENTS, TRADEMARKS, CUSTOMER RELATIONSHIPS, MSO
     AGREEMENTS, ETC. IF SO, DISCLOSE THEIR AMOUNTS AND THE ASSUMPTIONS AND
     METHODOLOGIES BEHIND THEIR VALUATIONS. IF NOT, PLEASE EXPLAIN.

     The line item on our pro forma balance sheet "Purchase price in excess of net assets acquired" represents our preliminary allocation of the purchase price to goodwill. As disclosed on page 81 of the proxy statement/prospectus, the pro forma purchase price allocation is based on preliminary estimates of the fair values of assets acquired and liabilities assumed in connection with the merger with Firestone. Further, as disclosed, in addition to the recognition of goodwill, our preliminary estimate of the purchase price allocation included the recognition of

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

additional value for Firestone's broadcasting equipment but has not included an allocation to identifiable intangibles, if any. We have based the preliminary allocation on information we have available and on certain assumptions we considered reasonable. The final purchase price allocation to tangible assets and liabilities and intangible assets, if any, will be dependent upon the finalization of asset and liability valuations and will include assistance provided by an independent appraiser, which will be completed subsequent to the consummation of the merger.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS, PAGES 77-78

54.  PLEASE PROVIDE A PRO FORMA ADJUSTMENT TO GIVE EFFECT TO THE REDUCTION OF
     INTEREST EXPENSE AS A RESULT OF THE RETIREMENT OF LONG-TERM DEBT AND
     MANDATORY REDEEMABLE PREFERRED STOCK OR ADVISE US.

     We have updated the disclosure in the section entitled "Unaudited Pro Forma
Condensed Consolidated Financial Statements" on pages 82, 83 and 84 of the proxy statement/prospectus to give effect to the impact on interest expense to the reduction in long-term debt and mandatorily redeemable preferred stock.

CHARTER TEXT AMENDMENT PROPOSAL, PAGE 83

55.  PLEASE INCLUDE THE CURRENT VERSIONS OF THE RELEVANT SECTIONS OF THE
     CERTIFICATE OF INCORPORATION SO THAT READERS CAN EASILY COMPARE THEM TO THE
     PROPOSED REVISED SECTIONS.

     We have revised the section entitled "Charter Text Amendment Proposal"
beginning on page 88 of the proxy statement/prospectus to include the current versions of the relevant sections of Juniper's certificate of incorporation.

OTHER INFORMATION RELATED TO JUNIPER, PAGE 92

OFFERING PROCEEDS HELD IN TRUST, PAGE 92

56.  DISCLOSE ANY ANTICIPATED USES OF THE PROCEEDS FROM THE RELEASE OF THE TRUST
     ACCOUNT UPON THE CONSUMMATION OF THE MERGER WITH FIRESTONE. INDICATE
     WHETHER EXPENSES INCURRED BY JUNIPER WHILE PURSUING THIS BUSINESS
     COMBINATION WILL BE PAID OUT OF THE TRUST PROCEEDS ONCE THE PROCEEDS ARE
     RELEASED TO THE COMPANY.

     We have revised the section entitled "Other Information Related to Juniper
- Offering Proceeds Held in Trust" on page 99 of the proxy statement/prospectus to indicate the anticipated uses of the proceeds from the release of the trust account upon consummation of the merger. We have also described that Juniper currently pays all expenses as they are incurred by it and that any outstanding expenses will be paid out of the trust proceeds once they are released upon closing.

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

LIQUIDATION IF NO BUSINESS COMBINATION, PAGE 92

57.  DISCLOSE WHETHER OR NOT THERE WILL BE ANY DEDUCTIONS FROM THE TRUST ACCOUNT
     PRIOR TO OR IN CONNECTION WITH A DISSOLUTION AND DISTRIBUTION, AND IF SO,
     SPECIFY THE TYPES AND, IF POSSIBLE, THE AMOUNTS INVOLVED.

     Currently, it is not anticipated that there will be any deduction from the trust account prior to or in connection with the Company's dissolution and liquidation. However, as indicated on page 101 of the Registration Statement, because the Company will not be complying with the procedures set forth in
Section 280 of the Delaware General Corporation Law ("DGCL"), it is required, pursuant to Section 281 of the DGCL, to adopt a plan that will provide for its payment, based on facts known to it at such time, of (i) all existing claims,
(ii) all pending claims and (iii) all claims that may be potentially brought against it within the subsequent 10 years. Accordingly, the Company would be required to provide for any creditors known to it at that time or those that it believes could be potentially brought against it within the subsequent 10 years prior to distributing the funds held in the trust to stockholders. As a result, the Company may be forced to withhold a certain amount of the proceeds in the trust fund in order to provide for those potential claims. However, it is impossible to specify the types or amounts that may be involved as the Company is unaware of any such potential claims at this time. Notwithstanding the foregoing, if the Company is forced to liquidate prior to the consummation of a business combination, Stuart B. Rekant, the Company's Chairman of the Board and
Chief Executive Officer, and Robert B. Becker, the Company's Chief Financial
Officer, Treasurer and Secretary, will be personally liable to pay debts and obligations to vendors and other entities that are owed money by the Company for services rendered or products sold to the Company, or to any target business, to the extent such creditors bring claims that would otherwise require payment from moneys in the trust account. Furthermore, because the Company was obligated to have, and subsequently did have, all such vendors, service providers and target businesses waive any right, title, interest or claim of any kind they may have had in or to any monies held in the trust account, the Company believes the likelihood of Messrs. Rekant and Becker having to pay any such debts and obligations is minimal. Accordingly, the Company believes that the claims that could be made against it will be limited, thereby lessening the likelihood that any deduction would need to be made from the trust account prior to or in connection with the Company's dissolution and liquidation.

BUSINESS OF FIRESTONE, PAGE 97

SYNDICATION, PAGE 98

58.  ACCORDING TO DISCLOSURE IN THIS SECTION, THROUGH FIRESTONE'S ARRANGEMENT
     WITH AZTECA AMERICA, SORPRESA PROGRAMMING REACHES MORE THAN 9.5 MILLION
     HISPANIC TELEVISION HOUSEHOLDERS. BY CONTRAST, ON PAGE 8 OF THE SLIDES
     PRESENTED TO INVESTORS, FILED AS EXHIBIT 99.3 TO YOUR FORM 8-K/A ON AUGUST
     24, 2006, THE COMPANY STATES THAT SORPRESA'S PROGRAMMING REACHES 7.5
     MILLION HISPANIC HOUSEHOLDS THROUGH THE

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

     RELATIONSHIP WITH AZTECA AMERICA. PLEASE REVISE OR ADVISE US OF THE REASON
     FOR THIS APPARENT DISCREPANCY.

     The information contained in the Exhibit 99.3 to the August 24, 2006 8-K is based on A.C. Nielsen information relating to the 2003-04 television season.
Since Exhibit 99.3 was created, we have obtained A.C. Nielsen information relating to the 2004-05 television season, which reflects that TV Azteca is available to more than 9.5 million Hispanic television households. Accordingly, we have made no revision to the proxy statement.

FIRESTONE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS, PAGE 106

59.  PLEASE REVISE THE FIRST PARAGRAPH TO ELIMINATE THE REFERENCE TO THE SAFE
     HARBOR FOR FORWARD-LOOKING STATEMENTS AS THE SAFE HARBOR IS NOT AVAILABLE
     IN CONNECTION WITH AN OFFERING OF SECURITIES BY A BLANK CHECK COMPANY.
     REFER TO SECTION 27A(b)(1)(b) OF THE SECURITIES ACT.

     We have revised the first paragraph in the section entitled "Firestone's
Management's Discussion and Analysis of Financial Condition and Results of
Operations" on page 113 of the proxy statement/prospectus to provide the requested disclosure.

60.  THE COMMISSION'S INTERPRETIVE RELEASE NO. 33-8350, "COMMISSION GUIDANCE
     REGARDING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION. AND
     RESULTS OF OPERATIONS," LOCATED ON OUR WEBSITE AT
     HTTP://WWW.SEC-GOV/RULES/INTEIP/33-8350.HTM, SUGGESTS THAT COMPANIES
     IDENTIFY AND DISCLOSE KNOWN TRENDS, EVENTS, DEMANDS, COMMITMENTS AND
     UNCERTAINTIES THAT ARE REASONABLY LIKELY TO HAVE A MATERIAL EFFECT ON
     FINANCIAL CONDITION OR OPERATING PERFORMANCE. PLEASE CONSIDER EXPANDING
     YOUR DISCUSSION OF ANY KNOWN TRENDS OR UNCERTAINTIES THAT COULD MATERIALLY
     AFFECT FIRESTONE'S RESULTS OF OPERATIONS IN THE FIXTURE, INCLUDING ANY
     TRENDS MANAGEMENT CONSIDERS MEANINGFUL FOR INVESTORS IN UNDERSTANDING THE
     COMBINED COMPANY'S PROSPECTS AFTER THE MERGER. FOR EXAMPLE, PROVIDE
     QUANTIFIED DISCUSSIONS OF ANY EXPECTED INCREASES IN THE EXPENSES DESCRIBED
     THROUGHOUT "COST OF REVENUE AND OPERATING EXPENSES," TO THE EXTENT KNOWN,
     PARTICULARLY IN LIGHT OF FIRESTONE'S ANTICIPATED "SUBSTANTIAL GROWTH" THAT
     SUPPORTED THE JUNIPER BOARD'S DECISION TO MERGER WITH FIRESTONE. DOES THE
     COMPANY ANTICIPATE ANY FURTHER SAVINGS AS A RESULT OF THE COST REDUCTION
     PLAN BRIEFLY MENTIONED ON PAGE 112 OR INCREASES IN GENERAL AND
     ADMINISTRATIVE EXPENSES DUE TO PLANS FOR INCREASES IN PERSONNEL? AS ANOTHER
     EXAMPLE, DOES MANAGEMENT EXPECT A FURTHER DECLINE IN REVENUES FROM
     PRODUCTION SERVICES DUE TO THE LOSS OF THE SIGNIFICANT CLIENT IN LATE 2005?
     FURTHERMORE, PLEASE PROVIDE INSIGHT INTO CHALLENGES, RISKS, UNCERTAINTIES
     AND OPPORTUNITIES WHICH MANAGEMENT IS AWARE OF AND DISCUSS ANY ACTIONS
     BEING TAKEN TO ADDRESS THE SAME. THIS LATTER POINT SEEMS ESPECIALLY
     SIGNIFICANT GIVEN THE COMPANY'S HISTORY OF NET LOSSES, ACCUMULATED DEFICIT,
     NEGATIVE WORKING CAPITAL, AND LOSS OF A SIGNIFICANT CLIENT IN LATE 2005.

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

     We have revised the section entitled "Firestone's Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 113 of the proxy statement/prospectus to provide the requested disclosure.

SOURCES OF REVENUE, PAGE 106

61.  UPDATE THE DISCLOSURE THROUGHOUT THIS SECTION TO INCLUDE FIGURES BASED ON
     FIRESTONE'S RESULTS FOR THE SIX-MONTHS ENDED JUNE 30, 2006. FOR EXAMPLE,
     DISCLOSE THE PORTIONS OF REVENUES DERIVED FROM YOUR TELEVISION NETWORK,
     NETWORK OPERATIONS AND PRODUCTION SERVICES FOR THE SIX-MONTHS ENDED JUNE
     30, 2006. SIMILARLY REVISE THE SECTION ENTITLED "COST OF REVENUE AND
     OPERATING EXPENSES" APPEARING ON THE FOLLOWING PAGE AND THE DISCUSSION OF
     THE COMPANY'S NET LOSSES, NEGATIVE CASH FLOWS AND LIABILITIES UNDER
     "LIQUIDITY AND CAPITAL RESOURCES."

     We have revised the information in the section entitled "Firestone's
Management's Discussion and Analysis of Financial Condition and Results of
Operations" on page 114 of the proxy statement/prospectus to provide the requested disclosure.

RESULTS OF OPERATIONS, PAGE 110

PRODUCTION SERVICES REVENUE, PAGE 111

62.  PLEASE IDENTIFY THE CLIENT THAT DID NOT RENEW THE PRODUCTION SERVICES
     CONTRACT, CLARIFY THE REASONS FOR NOT RENEWING THE CONTRACT, AND ANALYZE
     HOW THE COMPANY PLANS ON COMPENSATING FOR THE SIGNIFICANT DECLINE IN ITS
     PRODUCTION REVENUES AND TOTAL REVENUES. FURTHER, DISCLOSE WHETHER
     MANAGEMENT BELIEVES THAT THE LEVEL OF PRODUCTION REVENUES WILL REMAIN
     VOLATILE IN THE FUTURE.

     We have revised the information in the section entitled "Firestone's
Management's Discussion and Analysis of Financial Condition and Results of
Operations" on page 115 of the proxy statement/prospectus to provide the requested disclosure.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 114

63.  THE CURRENT DISCLOSURE IS OVERLY VAGUE AND GENERIC. PLEASE REVISE THE
     LIQUIDITY DISCUSSION TO PROVIDE AN EXPANDED EVALUATION OF THE AMOUNTS AND
     CERTAINTY OF CASH FLOWS, THE EXISTENCE AND TIMING OF COMMITMENTS FOR
     CAPITAL EXPENDITURES AND OTHER KNOWN AND REASONABLY LIKELY CASH
     REQUIREMENTS, AND DISCUSSION AND ANALYSIS OF KNOWN TRENDS AND
     UNCERTAINTIES. AGAIN, SEE RELEASE NO. 33-8350 FOR GUIDANCE. FOR EXAMPLE,
     THE LIQUIDITY SECTION SHOULD DISCUSS THE CASH REQUIREMENTS FOR IMPLEMENTING
     FIRESTONE'S BUSINESS STRATEGY AND INDICATE THE SOURCE OF FUNDS FOR EACH
     ANTICIPATED CASH NEED. AS ANOTHER EXAMPLE, ANALYZE THE COMPANY'S LIQUIDITY
     AND CAPITAL RESOURCES AFTER COMPLETION OF THE MERGER, INCLUDING HOW THE
     PROCEEDS FROM THE RELEASE OF THE TRUST ACCOUNT WILL BE UTILIZED.

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

     We have revised the information in the section entitled "Firestone's
Management's Discussion and Analysis of Financial Condition and Results of
Operations" beginning on page 123 of the proxy statement/prospectus to provide the requested disclosure.

64.  REVISE TO DISCLOSE WHETHER YOUR CASH FROM OPERATIONS, SOURCES OF LIQUIDITY,
     AND BORROWINGS WILL BE SUFFICIENT TO FUND YOUR OPERATIONS, ANTICIPATED
     CAPITAL EXPENDITURES AND DEBT REPAYMENT OBLIGATIONS FOR THE NEXT TWELVE
     MONTHS. PLEASE ALSO PROVIDE A DISCUSSION REGARDING THE COMPANY'S ABILITY TO
     MEET ITS LONG-TERM LIQUIDITY NEEDS. NOTE THAT WE CONSIDER "LONG-TERM" TO BE
     THE PERIOD IN EXCESS OF THE NEXT TWELVE MONTHS. SEE SECTION III.C. OF
     RELEASE NO. 33-6835 AND FOOTNOTE 43 OF RELEASE NO. 33-8350.

     We have revised the information in the section entitled "Firestone's
Management's Discussion and Analysis of Financial Condition and Results of
Operations" on page 123 of the proxy statement/prospectus to provide the requested disclosure.

65.  PROVIDE A DISCUSSION OF ALL MATERIAL NOTES PAYABLE, LOANS, LINES OF CREDIT,
     CREDIT FACILITIES AND DEBTS, INCLUDING TERMS TO MATURITY, PRINCIPAL AMOUNTS
     OWED, ANY AMOUNTS IN ARREARS, INTEREST RATES AND ANY OTHER MATERIAL TERMS.
     QUANTIFY THE TOTAL AMOUNT OF FIRESTONE'S INDEBTEDNESS, HIGHLIGHTING THE
     TOTAL AMOUNT OVERDUE, AND DISCLOSE ITS DEBT SERVICE REQUIREMENTS FOR THE
     NEXT 12 MONTHS, INCLUDING INTEREST PAYMENTS. ADDRESS FIRESTONE'S ABILITY TO
     SATISFY ITS DEBT REPAYMENT OBLIGATIONS. ALSO DISCUSS THE EXTENT TO WHICH IT
     HAS RELIED ON LOANS AND ADVANCES FROM COMPANY INSIDERS AS WELL AS FROM
     PRIVATE PLACEMENTS, INCLUDING QUANTIFIED DISCLOSURE OF THE AMOUNT OF FUNDS
     IT HAS RECEIVED FROM THESE SOURCES FOR THE PAST TWELVE MONTHS. IDENTIFY THE
     SHAREHOLDERS AND DIRECTORS FROM WHOM FIRESTONE RECEIVED FUNDING AND
     DISCLOSE THE OUTSTANDING BALANCE OF ANY OBLIGATIONS OWED TO THESE
     INDIVIDUALS. FINALLY, DISCUSS THE ANTICIPATED STATUS OF FIRESTONE'S
     LIABILITIES AFTER THE CLOSING OF THE MERGER.

     We have revised the information in the section entitled "Firestone's
Management's Discussion and Analysis of Financial Condition and Results of
Operations" on page 124 of the proxy statement/prospectus to provide the requested disclosure.

EMPLOYMENT AGREEMENTS, PAGE 122

66.  DISCLOSE THE AMOUNT OF FRINGE BENEFITS THAT WILL BE PROVIDED TO EACH OF THE
     EXECUTIVE OFFICERS, AS WELL AS THE DURATION AND STRIKE PRICE OF THE STOCK
     OPTIONS TO BE ISSUED TO THE EXECUTIVE OFFICERS UPON CLOSING OF THE MERGER.

     We have revised the section entitled "Employment Agreements" on page 133 to disclose the requested information.

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

BENEFICIAL OWNERSHIP OF SECURITIES PAGE 123

67.  IDENTIFY THE NATURAL PERSON(S) WHO EXERCISE VOTING OR INVESTMENT CONTROL
     OVER THE SHARES HELD BY FIR TREE, INC., TO THE EXTENT IT IS NOT WIDELY
     HELD.

     We have revised the section entitled "Beneficial Ownership of Securities"
section on page 136 to provide the requested information.

68.  PLEASE CONFIRM THAT YOU WILL INCLUDE THE SHARES UNDERLYING THE WARRANTS IN
     THE LAST TWO COLUMNS OF THE BENEFICIAL OWNERSHIP TABLE. WE NOTE THAT THE
     WARRANTS BECOME EXERCISABLE UPON THE CONSUMMATION OF A MERGER MEETING THE
     REQUIREMENTS SET FORTH IN YOUR COMPANY'S ARTICLES OF INCORPORATION.

     We have revised the section entitled "Beneficial Ownership of Securities"
section on page 134 to provide the requested information.

69.  INCLUDE A BENEFICIAL OWNERSHIP TABLE FOR EACH CLASS OF FIRESTONE'S
     SECURITIES. SEE ITEM 18(a)(5)(II) OF FORM S-4.

     We have revised the section entitled "Business of Firestone" on page 112 to include a beneficial ownership table for Firestone.

FIRESTONE COMMUNICATIONS INC. FINANCIAL STATEMENTS AND NOTES

REVENUE RECOGNITION

70.  WE NOTE THAT YOUR REVENUE SOURCES ARE MAINLY FROM ADVERTISEMENT, NETWORK
     ORIGINATION, AND PRODUCTION OF TELEVISION PROGRAMS. WE ALSO NOTE THAT THESE
     REVENUES ARE RECOGNIZED OVER THE LIFE OF THE CORRESPONDING CONTRACTS OR
     WHEN THE SERVICES ARE RENDERED (OR WHEN ADVERTISEMENTS ARE AIRED FOR
     ADVERTISEMENT). IN, THIS REGARD, EXPLAIN TO US THE REVENUE EARNING
     PROCESSES WITH RESPECT TO EACH OF THE PRODUCTS AND SERVICES. TELL US AND
     DISCLOSE IN GREATER DETAIL UNDER WHAT CIRCUMSTANCES THE REVENUES WILL BE
     RECOGNIZED WHEN THE PRODUCTS AND THE SERVICES ARE RENDERED, AND SIMILARLY,
     WHEN THE REVENUES WILL BE RECOGNIZED OVER THE LIFE OF THE CONTRACT.

     We have revised the Firestone financial statements on page F-9 of the proxy statement/prospectus to provide the requested disclosure.

71.  WE NOTE YOUR DISCLOSURES IN MD&A (PAGE 106) THAT YOU ALSO EARN SUBSCRIPTION
     REVENUES UNDER THE MSO AGREEMENTS. TELL US AND DISCLOSE THE REVENUE EARNING
     PROCESS FOR THIS SOURCE OF REVENUE. EXPLAIN IN YOUR RESPONSE HOW YOU
     ACCOUNT FOR THE INTRODUCTORY FEE CARRIAGE PERIOD IN WHICH NO SUBSCRIBER
     FEES ARE PAID TO FIRESTONE FOR THE FREE PERIOD FOLLOWING THE SYSTEM'S
     LAUNCH.

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

     We have revised the section entitled "Firestone's Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 114 of the proxy statement/prospectus to provide the requested disclosure.

FORM OF PROXY CARD

72.  REVISE THE PROXY CARD TO BRIEFLY INDICATE WHICH PROPOSALS ARE CONDITIONED
     ON THE APPROVAL OF OTHERS. SEE RULE 14A-4(a).

     We have revised the proxy card to indicate which proposals are conditioned on the approval of others.

73.  ADVISE US OF THE "OTHER CIRCUMSTANCES" IN WHICH JUNIPER'S BOARD MAY DEEM IT
     ADVISABLE TO POSTPONE THE MEETING TO SOLICIT ADDITIONAL VOTING
     INSTRUCTIONS. IN THIS REGARD, PLEASE NOTE THE STAFF'S VIEW THAT A
     POSTPONEMENT OR ADJOURNMENT TO PERMIT FURTHER SOLICITATION OF PROXIES DOES
     NOT CONSTITUTE A MATTER "INCIDENT TO THE CONDUCT OF THE MEETINGS," AS
     DESCRIBED IN RULE 14A-4(c)(7). ACCORDINGLY, WE CONSIDER THE USE OF
     DISCRETIONARY VOTING AUTHORITY TO POSTPONE OR ADJOURN THE MEETING TO
     SOLICIT ADDITIONAL PROXIES TO BE A SUBSTANTIVE PROPOSAL FOR WHICH PROXIES
     MUST BE INDEPENDENTLY SOLICITED. IF YOU WISH TO OBTAIN AUTHORITY, TO
     ADJOURN THE MEETING TO SOLICIT ADDITIONAL PROXIES FOR THE MERGER, PLEASE
     PROVIDE ANOTHER VOTING BOX ON THE PROXY CARD SO THAT SHAREHOLDERS MAY
     DECIDE WHETHER TO GRANT A PROXY, TO VOTE IN FAVOR OF POSTPONEMENT OR
     ADJOURNMENT SPECIFICALLY FOR THIS PURPOSE.

     Juniper's bylaws permit any meeting of its stockholders, including one at which directors are to be elected, to be adjourned for such periods as any presiding officer at the meeting or the stockholders present in person or by proxy and entitled to vote shall direct. Further, Delaware law is silent on the issue of having a stockholder vote to postpone the meeting. Accordingly, since
Juniper's bylaws permit us to adjourn without a stockholder vote, we have not revised the proxy statement/prospectus or proxy card to provide for an adjournment proposal.

EXHIBIT 2.1, AGREEMENT AND PLAN OF METER

74.  AS REQUIRED BY ITEM 601(b)(2) OF REGULATION S-K, PLEASE FILE AN AGREEMENT
     TO FURNISH THE STAFF WITH A COPY OF ANY OMITTED SCHEDULE UPON REQUEST. THE
     AGREEMENT TO FURNISH THE STAFF WITH COPIES OF OMITTED SCHEDULES MAY BE
     INCLUDED IN THE EXHIBIT INDEX TO THE REGISTRATION STATEMENT.

     Pursuant to the Staff's request, we have filed an agreement to furnish the
Staff with a copy of any omitted schedule upon request as Exhibit 10.38 to
Amendment No. 1 to Form S-4. Such Exhibit 10.38 is also included in the Exhibit
Index.

Ms. Michele M. Andersen
Securities and Exchange Commission
November 3, 2006

EXHIBIT 5.1, LEGAL OPINION

75.  IN YOUR RESPONSE TO THIS COMMENT, PLEASE ADVISE US AS TO THE SCOPE AND THE
     APPLICABILITY OF THE LIMITATION THAT THE WARRANTS ARE BINDING OBLIGATIONS
     EXCEPT "TO THE EXTENT INDEMNIFICATION PROVISIONS CONTAINED IN SUCH
     WARRANTS, IF ANY, MAY BE LIMITED BY APPLICABLE FEDERAL OR STATE LAW AND
     CONSIDERATION OF PUBLIC POLICY." WE MAY HAVE FURTHER COMMENTS AFTER
     REVIEWING YOUR RESPONSE.

     We have removed the indemnification language from the Graubard opinion, which is filed as Exhibit 5.1 to Amendment No. 1 on Form S-4.

EXHIBIT 8.1, FORM OF TAX OPINION

76.  PLEASE INSTRUCT COUNSEL TO REMOVE FROM THE TAX OPINION THE STATEMENT THAT
     THE OPINION "MAY NOT BE RELIED UPON BY ANY OTHER PERSON OR USED FOR ANY
     OTHER PURPOSE WITHOUT OUR PRIOR WRITTEN CONSENT," AS THAT STATEMENT APPEARS
     TO LIMIT SHAREHOLDERS' RELIANCE ON THE OPINION.

     We have revised the opinion and have refiled such opinion as Exhibit 8.1 to
Form S-4.

77.  ENSURE THAT GRAUBARD MILLER SIGNS THE TAX OPINION PRIOR TO EFFECTIVENESS OF
     THE REGISTRATION STATEMENT.

     We ensure that we will sign the tax opinion prior to effectiveness of the registration statement.

     If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                           Very truly yours,

                                           /s/ Sherie B. Moalemzadeh
                                           -------------------------------------
                                           Sherie B. Moalemzadeh

SBM:kab